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                                                                   Exhibit 99.80

News release via Canada NewsWire, Toronto  416-863-9350

          Attention Business Editors:
          TRANSITION THERAPEUTICS COMPLETES TARGET ENROLMENT FOR
          TYPE II DIABETES CLINICAL TRIAL OF LEAD REGENERATIVE PRODUCT, E1-I.N.T.(TM)

          Enrolment Update for Exploratory Phase IIa Clinical Trials In Type I and II Diabetes

TORONTO, April 25 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), announces today the completion of target enrolment for an exploratory Phase IIa clinical trial of its lead regenerative therapy, E1-I.N.T.(TM), in type II diabetes patients and provides an update on the enrolment of patients in the type I diabetes clinical trial. E1-I.N.T.(TM) is a short course combination therapy aimed at stimulating the regeneration of the body's insulin-producing cells, called islet cells.

The exploratory Phase IIa clinical studies for E1-I.N.T.(TM) are randomized, double-blind, controlled trials to evaluate the safety, tolerability and efficacy of daily E1-I.N.T.(TM) treatments for 28 days with a 6-month follow-up. The Type I diabetes clinical study examines 20 Type I diabetes patients (15 E1-I.N.T.(TM), 5 placebo) and the Type II diabetes clinical study examines 30 Type II diabetes patients (20 E1-I.N.T.(TM), 10 placebo).

In the Type II diabetes clinical trial, Transition has reached its target enrolment with 30 patients enrolled in the study at clinical sites throughout the US. The reporting of data for this trial is expected in Q3 2006.

To date, in the Type I diabetes clinical trial, 16 patients have been enrolled at six US clinical sites. Positive preliminary interim data on the first patients enrolled was released on December 5, 2005 in which three of the first four patients completing the 4 week treatment period showed a 35-75% reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses.

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, and is in exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of E1-I.N.T.(TM) in type I and type II diabetes patients; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, which is currently in pre-clinical development.

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ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for an exploratory Phase IIa clinical trial of its lead regenerative product, E1-I.N.T.(TM) in type II diabetes patients. The Company is currently enrolling patients for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in type I diabetes patients, a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CNW: 06:53e 25-APR-06